CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                January 22, 2007

Ade K. Heyliger, Attorney-Advisor
Pam Carmody, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:     Competitive Technologies, Inc.
     Definitive Additional Materials filed by
     The Committee to Restore Stockholder Value
     File No. 001-08696

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated January 19, 2007 addressed to the undersigned, M. Richard Cutler, counsel to The Committee to Restore Stockholder Value (the "Committee"), relating to certain additional proxy solicitation materials by the Committee in connection with the Annual Meeting of Stockholders of Competitive Technologies, Inc. (the "Company"). This letter provides responsive comments to your letter.

DFAN14A MATERIALS
-----------------

1. We refer you to your disclosure in the first paragraph of your materials filed January 17. 2007. It is unclear why you believe the shareholders "elected the Committee's slate for Board of Directors" (emphasis added) at the 2007 Annual Meeting when it appears that the meeting was adjourned without holding a vote on the election of directors, as a quorum may not have been present. Similarly, the reference to the "legal and binding shareholder election" (emphasis added) in your materials filed January 19.2007 implies that an actual vote on the election of directors was held at the Annual Meeting, when it does not appear that any such vote was held. Note that, regardless of whether or not you believe a quorum was present at the meeting, if no vote on the election of directors was held, your slate could not have been elected. Please advise or revise your materials to state that the Committee's slate has not been elected, as the Annual Meeting was adjourned (not "suspended") without holding a vote on the election of directors.

     The Committee strongly believes that due to voting irregularities and the failure of CTT to actually determine that a quorum was present, Management of CTT has defrauded shareholders and that if the meeting had been properly convened and determined, that the Committee's nominees would clearly have been elected. As you are probably aware, we have challenged the determination of results of the election and will be meeting this week with the Inspector of Election to ascertain the results of that challenge. The Committee believes that the meeting was improper under CTT's bylaws and had it been properly run, the election would have been called and the nominees elected. The Committee also strongly believes that it prevailed in PREVENTING a vote for adjournment by voting proxies and shareholders in person against adjournment. As a consequence, the Committee does NOT believe the meeting was properly adjourned.

     Nevertheless, in the Committee's press release released today (January 22, 2007), we have stated that the Committee believes that "at the Annual Meeting the Committee had a majority of shares cast which if the matter had been presented, would have resulted in election of the Committee's nominees." This is intended to clarify the Committee's position on the corporate governance matter you reference. We have also deleted further references to "suspended" referring to the Annual Meeting although the Committee believes that the meeting was not adjourned. Please see the press release filed as Additional Solicitation Materials filed today by the Committee

2. We refer you to your statement in the materials filed On January 19, 2007 that votes cast thus far "clearly shows a majority of shareholder votes support the Committee slate." You must avoid making claims prior to a meeting regarding the results of a solicitation. Rule 14a-9. In this regard, please qualify your statement, as well as references to the number of votes cast for each side thus far, with a statement that votes are subject to change and that newly submitted proxy cards will revoke previously voted proxy cards.

     In view of the fact that these claims of voting totals are actually SUBSEQUENT to the meeting on January 16, 2007, the Committee believes that they are not in violation of Rule 14a-9. These statements are based upon proxies submitted by the Committee at the meeting and as presented by ADP and forwarded to both sides. We have nevertheless provided the clarifying language which you suggested in our press release today indicating both that (i) votes are subject to change and that newly submitted proxy cards will revoke previously voted proxy cards, and (ii) that the totals are based on specific information provided to both sides by ADP.

3. We refer you to your materials filed January 18, 2007. While you may encourage shareholders to vote on your Blue proxy card, it is incorrect to state that shareholders must vote on the Blue proxy "for the vote to count," as a vote on the Company's "White proxy card would also count. Please revise your materials accordingly.

     As requested, in the Committee's press release of today, we have specifically clarified the referenced language as requested to indicate that "for the vote to count ON BEHALF OF THE COMMITTEE'S NOMINEES", only a vote on the Blue proxy works [emphasis added]. We do note that the referenced language is essentially IDENTICAL to language previously submitted by management and Morrow & Co. on their white proxies.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler